October 22, 2007

VIA EDGAR AND BY HAND Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 7010 Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-144256)

Dear Ms. Long:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), enclosed is a copy of Amendment No. 5 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 4 to the Registration Statement filed with the Commission on October 16, 2007.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 19, 2007 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 5 to the Registration Statement.

Securities and Exchange Commission

October 22, 2007

General

1.	Please note that your letter dated October 12, 2007 is still under review.

The Company acknowledges that its October 12, 2007 letter remains under review.

2.	We note that you must still file a number of exhibits to the registration statement. Please note that we will need sufficient time to review these exhibits and may have comments on them and related disclosure before the filing is declared effective.

The Company acknowledges that the Staff will need adequate time to review its exhibits to the registration statement and that the Staff may have additional comments after review.

3.	To the extent that any information is available, please include a recent developments section to disclose and discuss your results for the quarter ended September 30, 2007.

In response to the Staff’s comment, the Company has updated the Registration Statement to include interim financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 and has updated related disclosures throughout the Registration Statement.

Unaudited Pro Forma Statement of Operations Information, pages 98-100

4.	Please revise your pro forma statements of operations, here and on page 30, to re-name net income (loss) to net income (loss) before nonrecurring charges directly attributable to the transaction. In addition, please revise the notes to your pro forma financial information to also include a tabular presentation that summarizes all the nonrecurring charges excluded from the pro forma statements of operations, with appropriate cross-references to the related pro forma note disclosures. Refer to Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 98 to 100 and 109 to 110 as requested.

Note (b) to the Unaudited Pro Forma Financial Information, page 101

5.	Please clarify how you intend to account for the Investment Distributions to Mr. Och and to your other partners.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 as requested.

Securities and Exchange Commission

October 22, 2007

Note (c) to the Unaudited Pro Forma Financial Information, page 101

6.	Please disclose the amount of Deferred Income Distributions that you will pay to your other partners and clarify that these amounts have been accrued in the historical financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 as requested.

Note (d) to the Unaudited Pro Forma Financial Information, page 101

7.	Please clarify if and how the 2007 Management Fee Distributions to your other partners are reflected in the historical and pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 as requested.

Note (f) to the Unaudited Pro Forma Financial Information, page 102

8.	Please disclose the material assumptions you used to determine the tax valuation allowance you recorded.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 as requested.

Notes (g) and (j) to the Unaudited Pro Forma Financial Information, pages 103 and 104

9.	It is unclear to us how you determined it is appropriate to reflect a discount for transferability restrictions. Please clarify or revise. In addition, please revise (i) and (iii) to note (j) to quantify the total amounts that will be expensed over the vesting periods.

As discussed in the Registration Statement, Och-Ziff Operating Group A Units held by the existing partners and the Ziffs upon completion of the offering will vest ratably over a five-year period. The Company determined that it was appropriate to reflect a discount for transferability restrictions because vested units are subject to transfer restrictions after vesting. Vested Och-Ziff Operating Group A Units may not be transferred or exchanged until the fifth anniversary following the Reorganization, regardless of the date of vesting, except as permitted by the Chairman of the Partner Management Committee. To estimate the overall discount applied to the Och-Ziff Operating Group A Units, the Company considered the probability that vested units would be exchanged, and the Class A shares delivered in respect thereof would become transferable in connection with a secondary offering permitted by the Chairman of the Partner Management Committee. The Company then determined the discount based on the average length of the restrictions and the estimated equity volatility using historical data for comparable issuers.

Securities and Exchange Commission

October 22, 2007

The Company has revised the disclosure on pages 103 to 106 to include reference to the term of the transfer restrictions, which are described in more detail under “Our Structure”. The Company has also quantified the compensation expense resulting from the Och-Ziff Operating Group A Units issued to its partners and the Class A restricted share units granted to its employees in Note (j) (i) and (iii) to the Unaudited Pro Forma Financial Information on page 105.

Note (h) to the Unaudited Pro Forma Financial Information, page 103

10.	Based on the disclosures it is unclear to us if the adjustments reflected in the pro forma statements of operations exceed the amount that would have been available without recording a receivable during each period. Please clarify or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 as requested. The Company respectfully advises the Staff that its existing owners are not obligated under the terms of the existing limited partnership agreements to fund any deficit of the Och-Ziff Operating Group, as previously disclosed on page 104.

Note (m) to the Unaudited Pro Forma Financial Information, page 108

11.	Please explain to us why you believe the additional expenses associated with operating as a public company are not determinable. To the extent that certain expenses are known or can be reasonably estimated within a range, please disclose these estimates in the notes to the pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 as requested.

MD&A—Contractual Obligations, page 142

12.	In order to provide investors with a more meaningful disclosure of your actual contractual obligations, please update your table to be as of June 30, 2006 and include a pro forma line item that reflects principal and interest payments on the $750 million term loan you entered into on July 2, 2007.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 as requested.

Unaudited Interim Combined Balance Sheets, page F-37

13.

We have reviewed your response to our prior comment three. We continue to believe that your planned distribution of the deferred income receivable to your equity owner should be reflected in the pro forma presentation on page F-37. It appears to us that in certain cases, dividends, whether declared or not, should be reflected on a pro forma basis. It is

Securities and Exchange Commission

October 22, 2007

unclear to us under what, if any, circumstances the deferred income will not be distributed to Mr. Och, therefore, we continue to believe it should be reflected in the pro forma presentation. Also, please reconcile the amounts disclosed in note 10 on page F-56 with the amounts disclosed in the notes to the pro forma financial statements. We have also reviewed your response to our prior comment four. In light of the additional distributions to Mr. Och, including the 2007 Management Fee Distribution and the Investment Distribution, it appears to us that you should also reflect the impact of these planned distributions in the pro forma presentation. Finally, since the planned distributions will materially impact historical equity, we believe you should provide a footnote to the historical equity disclosures on pages 29 and 110 that quantifies the total distributions and the resulting deficit.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29, 101, 113, F-37 and F-56 as requested.

* * * * * *

Securities and Exchange Commission

October 22, 2007

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch
Jennifer A. Bensch

cc:	Securities and Exchange Commission
Patricia Armelin
Anne McConnell

Och-Ziff Capital Management Group LLC
Joel M. Frank
Jeffrey C. Blockinger

Sullivan & Cromwell LLP
Jay Clayton
Glen T. Schleyer